UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2024

Fundrise Equity REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Fl, Washington, DC (Full Mailing Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information beginning on page 59 in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The use of the terms “Fundrise Equity REIT”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Equity REIT, LLC unless the context indicates otherwise.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2024. The consolidated financial statements included in this filing as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Equity REIT, LLC is a Delaware limited liability company formed on June 30, 2015. Effective September 1, 2022, the Company merged (the “Merger”) with Fundrise Balanced eREIT, LLC (the “Target eREIT”), with the Company as the surviving entity. Following the Merger, we continue to originate, invest in and manage a diversified portfolio of commercial real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt), and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Equity REIT”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Equity REIT, LLC unless the context indicates otherwise. For more information about the Merger, please see the relevant offering circular filed on September 1, 2022, here.

We filed a preliminary offering circular with the SEC on August 9, 2024, which can be found here, (the “Preliminary Offering Circular”) that reflects our proposed merger with Fundrise eFund, LLC (“Fundrise eFund”), in which the Company would be the surviving entity (the “Proposed Merger”). In connection with the Proposed Merger, it is intended that the Company will issue to shareholders of Fundrise eFund common shares of the Company based on an agreed upon exchange ratio. Please refer to the Preliminary Offering Circular for more information. The Proposed Merger may not be consummated on the anticipated terms or timeline, or at all, and may not result in the expected benefits. While our Manager (as defined below) has determined that it believes that consolidating the two entities into one entity would allow us and Fundrise eFund to better execute our current business objectives, we do not anticipate that if the Proposed Merger is not consummated we will experience a material adverse effect on our business, operations or financial results.

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2016, and intends to continue to operate as such. The Company has one taxable real estate investment trust subsidiary (“TRS”), which was established on February 1, 2021.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our Offering Circular, which may be accessed here, (beginning on page 27) as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, and may in the future decide to continue offering up to $75.0 million in our common shares during the rolling twelve-month period under Regulation A (which we refer to as the “Offering”) in an offering conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A. That means that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2024 and December 31, 2023, we have raised total gross offering proceeds of approximately $257.5 million and $255.9 million, respectively, from settled subscriptions (including proceeds received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $10.1 million and $9.9 million, respectively, received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 19.9 million and 19.8 million, respectively, of our common shares. We are not currently continuing with our Offering while we undertake the Proposed Merger with Fundrise eFund as further described above.

The per share purchase price for our common shares is subject to adjustment every fiscal quarter (or as soon as commercially reasonable) and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the quarterly NAV per share since December 31, 2022, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV per Share	Link
December 31, 2022	$17.89	Form 1-U
March 31, 2023	$18.03	Form 1-U
June 30, 2023	$17.72	Form 1-U
September 30, 2023	$17.45	Form 1-U
December 30, 2023	$16.43	Form 1-U
March 29, 2024	$16.70	Form 1-U
June 29, 2024	$16.82	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Any distributions that we make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective July 1, 2024, we revised our Redemption Plan to increase the maximum amount of shares that may be redeemed in a quarter to be 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Previously, we revised our redemption plan effective November 17, 2023 to reflect that (i) the Manager in its sole discretion may determine to redeem in full a shareholder holding less than 100 common shares prior to redeeming other requests on a pro-rata basis; (ii) the last day to submit a redemption request will be the last business day of the applicable quarter; and (iii) redemptions not fully honored will be terminated, and will need to be resubmitted in order to be considered in any subsequent period when redemptions are being processed. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2024 and December 31, 2023, approximately 7.2 million and 6.3 million common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate cash flows through rental operations of our rental real estate properties, distributions from our investments in equity method investees, and interest earned on our investments in real estate debt. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies - Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30, 2024 and 2023, we had net (loss) income of approximately $(144,000) and $184,000, respectively.

Revenue

Rental Revenue

For the six months ended June 30, 2024 and 2023, we earned rental revenue of approximately $4.3 million and $4.6 million, respectively, from the operations of rental real estate properties. The marginal decrease in rental revenue is directly attributable to the impact of occupancy, rents, and leasing activity.

Interest Revenue

For the six months ended June 30, 2024 and 2023, we earned interest revenue of approximately $501,000 and $1.3 million, respectively, from our investments in real estate debt. The decrease in interest revenue is primarily attributable to the repayment of one investment in real estate debt during the prior period.

Other Revenue

For the six months ended June 30, 2024 and 2023, we earned other revenue of approximately $520,000 and $363,000, respectively. Other revenue is primarily generated from our rental real estate properties through amenity fees, late rent fees, parking, lease termination fees, and tenant reimbursements. The increase in other revenue is primarily attributable to an increase in tenant reimbursements.

Expenses

Property Operating and Maintenance

For both of the six months ended June 30, 2024 and 2023, we incurred property operating and maintenance expense of approximately $2.4 million, which includes property insurance, real estate taxes, and other routine maintenance costs.

Investment Management Fees – Related Party

For the six months ended June 30, 2024 and 2023, we incurred investment management fees of approximately $977,000 and $1.1 million, respectively. The decrease in investment management fees is directly related to a decrease in NAV throughout the current period, as the investment management fee is calculated as a percentage of NAV each quarter. The overall decrease in NAV is attributable to the decline in the fair value of our existing real estate investments period over period.

Depreciation and Amortization

For both of the six months ended June 30, 2024 and 2023, we incurred depreciation and amortization expense of approximately $1.2 million.

General and Administrative Expenses

For the six months ended June 30, 2024 and 2023, we incurred general and administrative expenses of approximately $326,000 and $354,000, respectively, which includes auditing and professional fees, bank fees, software and subscription costs, transfer agent fees, and other expenses associated with operating our business.

Other Income (Expense)

Equity in Earnings

For the six months ended June 30, 2024 and 2023, we recognized equity in earnings of approximately $1.5 million and $378,000 from our equity method investees, respectively. The increase in equity in earnings is primarily attributable to increased operating performance from several of our equity investments. For more information, see Note 3, Investments in Equity Method Investees.

Dividend Income

For the six months ended June 30, 2024 and 2023, we earned dividend income of approximately $57,000 and $457,000, respectively. The decrease in dividend income is primarily attributable to a decrease in cash invested in the money market sweep account.

Interest Expense, net

For the six months ended June 30, 2024 and 2023, we incurred net interest expense of approximately $1.9 million and $2.0 million, respectively. The decrease in interest expense is primarily attributable to a reduction in our mortgage payable balance during the six months ended June 30, 2024.

Interest Expense - Related Party

For the six months ended June 30, 2024 and 2023, we incurred interest expense on related party debt of approximately $86,000 and $0, respectively. The increase in interest expense is due to two related party notes payable that we entered into in the current period. See Note 11, Related Party Arrangements for more information.

(Decrease) Increase in Fair Value of Derivative Financial Instruments

For the six months ended June 30, 2024 and 2023, we recognized a (decrease) increase in the fair value of our derivative financial instruments of approximately $(97,000) and $210,000, respectively. The derivative financial instruments are related to the interest rate cap agreements associated with our mortgage payables on three rental real estate properties. The decrease in the fair values of our derivative financial instruments in the current period are a result of decreases in interest rates in the capital markets relative to the prior period.

Other Events

On August 9, 2024, we filed a preliminary offering circular with the SEC reflecting the Proposed Merger with Fundrise eFund in which the Company would be the surviving entity. For more information, see the section entitled “Business” above or refer to the Preliminary Offering Circular which can be found here.

Our Investments

During the six months ended June 30, 2024 and 2023, we had the following investments. See “Recent Developments” for a description of any investments we have made since June 30, 2024. Note that the use of the term “controlled subsidiary” is not intended to conform with the U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Purchase Price	Overview (Form 1-U)
AP98 Controlled Subsidiary	Conroe, TX	Single-family rental	197,000	12/15/2020	$31,750,000	Initial	Update
West Kernan Controlled Subsidiary	Jacksonville, FL	Multifamily	267,000	04/08/2021	$32,759,000	Initial	Update
A93 Controlled Subsidiary (1)	Capitol Heights, MD	Industrial	20,000	09/01/2022	$9,600,000	Initial	Update

(1)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. The date of acquisition and purchase price herein represent the date and relative fair value of the acquired asset as of the Merger, respectively.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	Overview (Form 1-U)
RSE The Reef Controlled Subsidiary	Fort Myers, FL	Multifamily	08/31/2018	10.9%	09/01/2028	$6,835,000	82.1%	Initial	N/A

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

Investments in Real Estate Debt	Location	Type of Property	Date of Acquisition	Interest Rate (2)	Maturity Date (3)	Total Commitment (4)	LTC (5)	Overview (Form 1-U)
Traditions Mezzanine Debt (1)	Grand Prairie, TX	Multifamily	09/01/2022	12.5%	11/13/2023	$13,157,000	80.7%	Initial Update Update

(1)

This asset was acquired by the Company on September 1, 2022 in connection with the Merger. The date of acquisition herein represents the date of the Merger; however, the projected loan-to-cost (“LTC”) presented is as of the asset’s initial date of acquisition, November 13, 2020.

On May 26, 2023, the Traditions Mezzanine Loan was repaid in full, including principal and accrued interest, and is no longer outstanding.

(2)	Interest Rate refers to the projected annual interest rate on each loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(3)	Maturity Date refers to the initial maturity date of each loan, and does not take into account any extensions that may be available.

(4)	Total Commitment refers to the total commitment made by the Company to fund the loan, not all of which may have been funded on the acquisition date.

(5)	LTC ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the initial acquisition date, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Date of Acquisition	Purchase Price (1)		Overview (Form 1-U)
RSE Peak Controlled Subsidiary	Richland, WA	Multifamily	09/19/2016	$8,460,000		Initial	Update
RSE Aspect Promenade Controlled Subsidiary (2)	Kissimmee, FL	Multifamily	05/30/2018	$18,158,000		Initial	Update
RSE Aspect Promenade Controlled Subsidiary (2)	Hollywood, FL	Multifamily	07/18/2018	$12,316,489		Initial	Update
RSE Aspect Promenade Controlled Subsidiary (3)	Raleigh, NC	Multifamily	03/29/2019		$(4)	N/A	N/A
RSE Amira Controlled Subsidiary	Tampa, FL	Multifamily	07/18/2019	$18,117,000		Initial	Update
EVO Controlled Subsidiary	Las Vegas, NV	Multifamily	12/20/2019	$6,000,000		Initial	Update
RSE Lexington Controlled Subsidiary	Lithonia, GA	Multifamily	02/26/2021	$13,591,000		Initial	N/A
RSE Trellis Controlled Subsidiary	Marietta, GA	Multifamily	04/02/2021	$12,513,000		Initial	N/A
Quail Valley Controlled Subsidiary (4)	Charlotte, NC	Multifamily	09/01/2022	$13,891,000		Initial	N/A
Chase Heritage Controlled Subsidiary (4)	Sterling, VA	Multifamily	09/01/2022	$22,827,000		Initial	N/A
Alon Controlled Subsidiary (4)	San Antonio, TX	Multifamily	09/01/2022	$6,516,000		Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	On August 12, 2022, the Aspect Promenade Controlled Subsidiary (Aspect Promenade JV LP) sold the EnV property located in Hollywood, FL, for a sales price of approximately $110.0 million. Our distribution received from the sale totaled approximately $31.1 million. On September 14, 2022, the Aspect Promenade JV LP sold the Aspect property located in Kissimmee, FL, for a sales price of approximately $127.5 million. Our distribution received from the sale totaled approximately $22.8 million. The Aspect Promenade JV LP continues to own and operate the Sterling Town Center property located in Raleigh, NC. See Note 3, Investments in Equity Method Investees for further information regarding these dispositions.

(3)	An affiliated entity became a member of the Aspect Promenade JV LP on March 29, 2019, contributing joint venture ownership in the investment located in Raleigh, NC as its initial contribution to the joint venture. As such, the Company’s ownership interest in the Aspect Promenade JV LP decreased to 44.1% and the Aspect Promenade JV LP has invested in a total of three properties, disclosed in the table above. Subsequent to achieving return hurdles defined in the joint venture agreement and as of June 30, 2024, the Company’s limited partner percentage interest is 27.6%.

(4)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. The date of acquisition and purchase price herein represent the date and relative fair value of the acquired asset as of the Merger, respectively.

As of June 30, 2024, the Company’s investments in companies that are accounted for under the equity method of accounting also included the initial and subsequent contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 11, Related Party Arrangements for further information regarding National Lending.

Liquidation Support

Our target liquidating distribution is equal to a 20.00% average, annual non-compounded return as calculated and described below. Our Manager has entered into an agreement to make a payment to us of up to $500,000 if the distributions we pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20.00% average annual non-compounded return. More specifically, our Manager will make the following payments to us upon liquidation if we are unable to achieve an average annual non-compounded return of at least 20.00%:

Average Annual Non-Compounded Return	Liquidation Support Payment
17.00% or less	$500,000
17.10% to 18.00%	$400,000
18.10% to 19.00%	$300,000
19.10% to 19.90%	$200,000
20.00% or greater	$-

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of June 30, 2024, we had deployed approximately $212.3 million in net capital for fourteen investments and had approximately $8.1 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a capital contribution amount of 5% of its assets under management to National Lending. As of June 30, 2024, we anticipate that cash on hand and proceeds from potential future Offerings will provide sufficient liquidity to meet future funding commitments and costs of operations for the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have outstanding unsecured Company level debt (inclusive of accrued interest) of approximately $10.8 million and $10.7 million and as of September 12, 2024 and June 30, 2024, respectively. This does not include any debt secured by the real property of our consolidated or unconsolidated investments. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. Over the past six months, we experienced the benefits that being invested in the right locations and the right asset types can have on performance despite the ongoing headwinds created by sustained higher borrowing costs. The magnitude of these returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. However, we believe this is just the beginning of a recovery that we expect to continue to gain momentum through the rest of the year. Further, as a result of the sustained strong operating performance of our properties, we have been able to put our capital reserves to work as an active buyer through this period where prices have been arguably more attractive than at any other point in the last decade.

Looking ahead, we plan to continue to actively deploy into both new equity and credit investments, capitalizing on persistently elevated rates to deliver much higher than average fixed income returns, as well as acquire new assets at what we believe are at temporarily depressed prices. With interest rates stabilizing, we expect improvement in property fundamentals will continue to result in further positive gains over the next several quarters. Furthermore, we expect that as interest rates fall over the next several years, the assets acquired during this period of depressed pricing will be one of the largest drivers of outsized returns in the future.

Off-Balance Sheet Arrangements

As of June 30, 2024 and December 31, 2023, we had no off-balance sheet arrangements.

Recent Developments

Status of our Offering

Effective August 8, 2024, the Manager closed the Offering while we undertake the Proposed Merger with Fundrise eFund as further described above. During the period from July 1, 2024 through September 12, 2024, the Company issued approximately 9,000 common shares for gross offering proceeds of approximately $155,000, which included any private placements to third parties.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Equity REIT, LLC

Fundrise Equity REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2024 (unaudited)	As of December 31, 2023 (*)
ASSETS
Cash and cash equivalents	$8,132	$13,994
Restricted cash	2,987	2,517
Other assets, net	501	338
Intangible lease assets, net	446	483
Derivative financial instruments	858	955
Investments in real estate debt	9,247	8,982
Investments in equity method investees	101,373	103,601
Investments in rental real estate properties, net	101,274	102,407
Total Assets	$224,818	$233,277

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$1,724	$1,697
Due to related party	487	550
Notes payable - related party	10,686	-
Settling subscriptions	2	40
Distributions payable	303	1,284
Redemptions payable	6,858	10,403
Rental security deposits and other liabilities	359	394
Mortgages payable, net	59,595	59,593
Total Liabilities	80,014	73,961

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 19,916,700 and 19,816,473 shares issued and 12,726,050 and 13,565,733 shares outstanding as of June 30, 2024, and December 31, 2023, respectively	144,621	158,451
Retained earnings and cumulative distributions	183	865
Total Members’ Equity	144,804	159,316
Total Liabilities and Members’ Equity	$224,818	$233,277

* Derived from audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2024 (unaudited)	For the Six Months Ended June 30, 2023 (unaudited)
Revenue
Rental revenue	$4,336	$4,560
Interest revenue	501	1,264
Other revenue	520	363
Total revenue	5,357	6,187

Expenses
Property operating and maintenance	2,429	2,373
Investment management fees - related party	977	1,146
Depreciation and amortization	1,212	1,188
General and administrative expenses	326	354
Total expenses	4,944	5,061

Other income (expense)
Equity in earnings	1,478	378
Dividend income	57	457
Interest expense, net	(1,909)	(1,987)
Interest expense - related party	(86)	-
(Decrease) increase in fair value of derivative financial instruments	(97)	210
Total other income (expense)	(557)	(942)

Net (loss) income	$(144)	$184

Net (loss) income per basic and diluted common share	$(0.01)	$0.01
Weighted average number of common shares outstanding, basic and diluted	13,355,619	15,151,464

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim consolidated financial statements not misleading.

Fundrise Equity REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated Deficit) and cumulative	Total Members'
	Shares	Amount	distributions	Equity
December 31, 2023(*)	13,565,733	$158,451	$865	$159,316
Proceeds from issuance of common shares	100,227	1,663	-	1,663
Amortization of deferred offering costs	-	(26)	-	(26)
Distributions declared on common shares	-	-	(538)	(538)
Redemptions of common shares	(939,910)	(15,467)	-	(15,467)
Net loss	-	-	(144)	(144)
June 30, 2024 (unaudited)	12,726,050	$144,621	$183	$144,804

	Common Shares		Retained Earnings (Accumulated Deficit) and cumulative	Total Members'
	Shares	Amount	distributions	Equity
December 31, 2022(*)	15,243,372	$187,978	$6,376	$194,354
Proceeds from issuance of common shares	234,875	4,215	-	4,215
Amortization of deferred offering costs	-	(39)	-	(39)
Distributions declared on common shares	-	-	(2,600)	(2,600)
Redemptions of common shares	(812,705)	(14,478)	-	(14,478)
Net income (loss)	-	-	184	184
June 30, 2023 (unaudited)	14,665,542	$177,676	$3,960	$181,636

* Derived from audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2024 (unaudited)	For the Six Months Ended June 30, 2023 (unaudited)
OPERATING ACTIVITIES:
Net (loss) income	$(144)	$184
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in earnings	(1,477)	(378)
Return on investment from equity method investees	3,405	1,548
Depreciation and amortization	1,212	1,188
Amortization of debt issuance costs	35	35
Bad debt expense	38	7
Interest revenue received in kind, net of payments	(265)	(1,030)
Decrease (increase) in fair value of derivative financial instruments	97	(210)
Changes in assets and liabilities:
Net (increase) decrease in other assets	(201)	(271)
Net increase (decrease) in accounts payable and accrued expenses	26	(47)
Net increase (decrease) in due to related party	23	(155)
Net increase (decrease) in rental security deposits and other liabilities	(35)	(14)
Net cash provided by (used in) operating activities	2,714	857
INVESTING ACTIVITIES:
Repayment of investments in real estate debt	-	16,230
Investment in equity method investees	(236)	(1,206)
Return of investment from equity method investees	536	2,459
Improvements of rental real estate properties	(41)	(36)
Net cash provided by (used in) investing activities	259	17,447
FINANCING ACTIVITIES:
Proceeds from notes payable - related party	10,600	-
Repayment of mortgages payable	(32)	-
Proceeds from issuance of common shares	1,615	4,213
Redemptions paid	(19,012)	(15,923)
Proceeds from settling subscriptions	2	47
Distributions paid	(1,513)	(53,380)
Offering costs paid	(25)	(27)
Net cash provided by (used in) financing activities	(8,365)	(65,070)

Net increase (decrease) in cash and cash equivalents and restricted cash	(5,392)	(46,766)
Cash and cash equivalents and restricted cash, beginning of period	16,511	79,616
Cash and cash equivalents and restricted cash, end of period	$11,119	$32,850

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid - mortgages payable	$2,338	$1,903

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Equity REIT, LLC was formed on June 30, 2015 as a Delaware limited liability company and substantially commenced operations on February 27, 2016. Effective September 1, 2022, Fundrise Balanced eREIT, LLC (the “Target eREIT”), merged with and into Fundrise Equity REIT, LLC, with the Company as the surviving entity (the “Merger”). As used herein, the “Company”, “we”, “us”, and “our” refer to Fundrise Equity REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, real estate investment trust (“REIT”) senior unsecured debt), and other select real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Each investment in rental real estate properties is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a REIT for federal income tax purposes beginning with the year ended December 31, 2016. On February 1, 2021, we formed a taxable REIT subsidiary (“TRS”) to facilitate the acquisition of real estate investments completed in 2021. As of June 30, 2024, we have not established an operating partnership or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the Offering. However, each Offering is subject to qualification by the SEC. The Company qualified approximately $15.4 million of additional common shares pursuant to Regulation A on January 4, 2023, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of June 30, 2024 and December 31, 2023, after redemptions, the Company had net common shares outstanding of approximately 12.7 million and 13.6 million, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager, and Fundrise L.P., an affiliate of the Sponsor. As of June 30, 2024 and December 31, 2023, the Sponsor owned 653 common shares, and Fundrise L.P. owned 20,505 common shares, respectively. As of June 30, 2024 and December 31, 2023, third parties had purchased approximately 522,000 and 525,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $10.1 million and $9.9 million, respectively. As of June 30, 2024 and December 31, 2023, the total amount of equity issued by the Company on a gross basis was approximately $257.5 million and $255.9 million, respectively, and the total amount of settling subscriptions was approximately $2,000 and $40,000, respectively. These amounts were based on a per share price of $16.70 and $17.45 as of June 30, 2024 and December 31, 2023, respectively.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2023 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2023 audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and 2023, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Certain amounts in the prior year’s consolidated financial statements have been reclassified to conform to current year presentation. The Company reclassified money market dividends earned in connection with its operating cash sweep accounts from “Other revenue” to “Dividend income”. This reclassification did not have an impact on the Company’s net (loss) income for the periods presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs for the periods presented in these consolidated financial statements.

All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of money market funds as of June 30, 2024 and December 31, 2023.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Earnings (Loss) per Share

Basic earnings (loss) per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings (loss) per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2024, and 2023.

Offering Costs

Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

Offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of both June 30, 2024 and December 31, 2023, approximately $1.6 million of offering costs had been amortized and were included in the consolidated statements of members’ equity.

During the six months ended June 30, 2024, and 2023, the Company directly incurred offering costs of approximately $26,000 and $39,000, respectively. Approximately $1,000 and $0 were payable as of June 30, 2024, and December 31, 2023, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a VIE and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these consolidated financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2024 and 2023.

Investments in Real Estate Debt

Our investments in real estate debt are generally classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s investments in real estate debt are subject to periodic analysis for potential credit loss.

For purposes of determining our allowance for credit losses, we pool financial assets that have similar risk characteristics. We have aggregated our financial assets by financial instrument type, but have a limited history of incurred losses and consequently have elected to utilize a probability of default (“PD”) and loss given default (“LGD”) methodology. The Company’s determination of credit losses is based on several factors, including but not limited to historical loss experience, current and expected market conditions, as well as reasonable and supportable forecasts regarding the borrower’s intent and ability to repay principal and interest over the term of the loan. Periodically, the Company may identify an individual loan for impairment. When we identify a loan impairment, the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows are not readily determinable, the loan is written down to the fair value of the underlying collateral. We may base our valuation on a loan’s observable market price, if available, or the fair value of the collateral, net of selling costs, if the repayment of the loan is expected to be provided solely by the sale of the collateral. As of June 30, 2024 and December 31, 2023, no investments in real estate debt had an associated credit loss.

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these consolidated financial statements as “preferred equity” investments). We report these investments as investments in real estate debt when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Investment in Rental Real Estate Properties

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, acquired in-place leases, above-market leases, and other identified intangible assets), intangible liabilities (including below-market leases), and assumed liabilities, and allocates the purchase price on a relative fair value basis (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

The amortization of in-place leases is recorded to amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any lease intangible is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 55 years
Site improvements	5 – 20 years
Furniture, fixtures and equipment	5 – 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of the investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2024, and 2023, no such impairment occurred.

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at each reporting period. We have not designated any derivative financial instruments as cash flow hedges; therefore, these derivative financial instruments do not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate cap agreements are recognized immediately through earnings and are recorded in our consolidated statements of operations as “(Decrease) increase in fair value of derivative financial instruments”.

Deferred Leasing Costs

We capitalize and amortize direct and incremental costs associated with the successful negotiation of leases, on a straight-line basis over the terms of the respective leases. Deferred leasing costs are classified in “Intangible lease assets, net” on the consolidated balance sheets. We record the amortization of deferred leasing costs in “Depreciation and amortization” on the consolidated statements of operations. If an applicable lease terminates prior to the expiration of its initial lease term, we write off the carrying amount of the costs to amortization expense.

Debt Issuance Costs

We amortize debt issuance costs using the straight-line method which approximates the effective interest rate method, over the estimated life of the related mortgage payable. We record debt issuance costs related to loans payable, net of amortization, on our consolidated balance sheets as an offset to their related loan payable. We record the amortization of all debt issuance costs as interest expense.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 2016, and intends to continue to operate as such. To maintain our qualification as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

On February 1, 2021, we formed a TRS, Fundrise Equity REIT TRS, LLC (“Equity REIT TRS”), to facilitate the disposition of certain investments. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2024, and 2023. No gross deferred tax assets or liabilities have been recorded as of June 30, 2024 and December 31, 2023.

As of June 30, 2024, the tax period for the taxable year ending December 31, 2020 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

As of June 30, 2024, non-cancellable commercial operating leases provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
Remainder of 2024	$227
2025	461
2026	471
2027	482
2028	493
Thereafter	420
Total	$2,554

For the six months ended June 30, 2024, and 2023, there were no tenants that accounted for greater than 10% of contractual rental revenue. The majority of our rental revenue is recognized from short-term multifamily leases.

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on investments in real estate debt classified as held to maturity securities.

Other revenue consists of utility reimbursements, damages, termination fees, and administrative and late fees, which are recognized on an accrual basis.

Other Income

Sales of investments in equity method investees are recognized when we have surrendered control. Once control has been surrendered, the recorded amounts of the transferred investment are derecognized, all proceeds received from the transfer are recognized, and any gain or loss on the transfer are recognized. Gains or losses from equity method investees are recorded within “Equity in earnings” in the consolidated financial statements.

Dividend income consists of money market dividend income. Money market dividend income is recognized on an accrual basis and is related to dividends earned through our cash sweep bank account.

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU 2023-07”), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. The amendment is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2024	For the Year Ended December 31, 2023
Beginning balance	$103,601	$106,717
Additional investments in equity method investees	236	2,258
Distributions received	(3,941)	(6,447)
Equity in earnings of equity method investees	1,477	1,073
Ending balance	$101,373	$103,601

As of June 30, 2024, the Company’s material investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2016, a 90% non-controlling member interest in Fundrise Peak I, LLC, whose activities are carried out through the following wholly-owned asset: The Villas at Meadow Springs, an apartment complex located in Richland, WA.

(2)	Acquired in 2018, a 60.8% non-controlling member interest in Aspect Promenade JV LP, whose activities are carried out through the following wholly-owned assets: The Aspect Apartments, an apartment complex in Kissimmee, FL; The EnV Apartments, an apartment complex in Hollywood, FL. On March 3, 2019, an existing bridge loan between Fundrise Midland Opportunistic REIT, LLC, a related party, and Aspect Promenade JV LP related to The Sterling Tower Center, an apartment complex, in Raleigh, NC, converted into additional ownership of the Aspect Promenade JV LP after receiving approval from HUD. This conversion diluted our member interest in the Aspect Promenade JV LP to 44.1%. On August 12, 2022, the Aspect Promenade JV LP sold The EnV Property and on September 14, 2022, the Aspect Promenade JV LP sold The Aspect Property. The Aspect Promenade JV LP continues to own and operate Sterling Town Center. Subsequent to achieving return hurdles defined in the joint venture agreement and as of June 30, 2024, the Company’s limited partner percentage interest is 27.6%.

(3)	Acquired in 2019, a 60% non-controlling member interest in Amira JV LP, whose activities are carried out through the following wholly-owned asset: Westly Shores Property, a single stabilized garden-style multifamily project in Tampa, FL.

(4)	Acquired in 2019, a 13.03% non-controlling member interest in FR-ICG EVO Parent LLC, whose activities are carried out through the following wholly-owned asset: EVO property, a mid-rise multifamily property in Las Vegas, NV.

(5)	Acquired in 2019, investments in equity method investees includes the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. As of June 30, 2024 and December 31, 2023, the carrying value of the Company’s equity method investment in National Lending was approximately $19.0 million and $18.5 million, respectively. See Note 11, Related Party Arrangements for further information regarding National Lending.

(6)	Acquired in 2021, a 95% non-controlling member interest in FR-PC Lexington JV LLC, whose activities are carried out through the following wholly-owned asset: Lexington Property, a stabilized garden-style multifamily property in Lithonia, GA.

(7)	Acquired in 2021, a 90% non-controlling member interest in FR-MP Trellis JV LLC, whose activities are carried out through the following wholly-owned asset: Trellis Property, a stabilized garden-style multifamily property in Marietta, GA.

(8)	Acquired in 2022, in connection with the Merger:

∙	A 70% non-controlling member interest in FR-McDowell Quail JV LLC, whose activities are carried out through the following wholly-owned asset: Dwell at Carmel, a garden-style multifamily complex in Charlotte, NC.

∙	An 85% non-controlling member interest in FR-MP Chase JV LLC, whose activities are carried out through the following wholly-owned asset: Chase Heritage, a garden-style multifamily complex in Sterling, VA.

∙	A 32% non-controlling member interest in Alon JV LP, whose activities are carried out through the following wholly-owned asset: Alon at Castle Hills, a garden-style multifamily complex in San Antonio, TX.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of June 30, 2024	As of December 31, 2023
Real estate assets, net	$433,390	$437,129
Other assets (1)	122,935	87,132
Total assets	$556,325	$524,261

Mortgages payable, net	$330,424	$329,968
Other liabilities (2)	38,150	6,000
Equity	187,751	188,293
Total liabilities and equity	$556,325	$524,261
Company's equity investment (3)	$101,373	$103,601

(1)

As of June 30, 2024 and December 31, 2023, approximately $99.7 million and $57.3 million of Other assets are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending, respectively. See Note 11, Related Party Arrangements for further information regarding National Lending.

(2)	As of June 30, 2024 and December 31, 2023, approximately $32.0 million and $0 of Other liabilities represent promissory notes issued from an affiliated eREIT to National Lending, respectively. See Note 11, Related Party Arrangements for further information regarding National Lending.

(3)	The Company’s equity investment includes amortization of basis differences recognized as of June 30, 2024 and December 31, 2023.

Condensed income statement information:	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
Total revenue	$29,882	$27,674
Total expenses	16,652	14,616
Other income (expense)	(9,856)	(11,573)
Net income	$3,374	$1,485
Company’s equity in net income of investee(1)(2)	$1,477	$378

(1)	The Company’s equity in net income of investee is comprised of a $0 and $117,000 gain that is the result of distributions in excess of equity investment in the Fundrise Peak I, LLC entity for the six months ended June 30, 2024 and 2023, respectively.

(2)	The equity in earnings (losses) of investee includes amortization of basis differences recognized for the six months ended June 30, 2024 and 2023.

4.	Investments in Real Estate Debt

The following table describes our real estate investment activity (amounts in thousands):

Investments in Real Estate Debt:	For the Six Months Ended June 30, 2024	For the Year Ended December 31, 2023
Beginning balance	$8,982	$23,929
Interest revenue received in kind	265	1,283
Investments(1)	-	-
Repayments(2)	-	(16,230)
Ending balance	$9,247	$8,982

(1)	There were no new investments during the six months ended June 30, 2024 or the year ended December 31, 2023.
(2)	During the year ended December 31, 2023, one debt investment was repaid in full, including the payment of interest received in kind. There were no investments repaid during the six months ended June 30, 2024.

As of June 30, 2024 and December 31, 2023, there were no discount or origination costs or fees that were includable in the carrying value of our investments in real estate debt.

Interest revenue received in kind represents accruable interest receivable from related investments in real estate debt upon maturity, net of payments received during the period. Interest revenue received in kind is presented within “Investments in real estate debt” in these consolidated financial statements.

The following table presents the Company’s investments in investments in real estate debt as of June 30, 2024 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred Equity	1	$9,247	$-	$9,247
Balance as of June 30, 2024	1	$9,247	$-	$9,247

(1)	This includes the stated amount of funds disbursed to date, interest that is contractually converted into principal, and interest revenue received in kind.

The following table presents the Company’s investments in investments in real estate debt as of December 31, 2023 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred Equity	1	$8,982	$-	$8,982
Balance as of December 31, 2023	1	$8,982	$-	$8,982

(1)	This includes the stated amount of funds disbursed to date, interest that is contractually converted into principal, and interest revenue received in kind.

The following table presents certain information about the Company’s investments in investments in real estate debt, as of June 30, 2024, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred Equity	1	$-	$9,247	$-	$-
Balance as of June 30, 2024	1	$-	$9,247	$-	$-

The following table presents certain information about the Company’s investments in investments in real estate debt, as of December 31, 2023, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred Equity	1	$-	$8,982	$-	$-
Balance as of December 31, 2023	1	$-	$8,982	$-	$-

Credit Quality Monitoring

The Company’s investments in real estate debt that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its investments in real estate debt at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2024 and December 31, 2023, all investments were considered to be performing, as such, no impairment charges have been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Investments in Rental Real Estate Properties

The following table presents the Company’s investments in rental real estate properties, net (amounts in thousands):

	As of June 30, 2024	As of December 31, 2023
Land	$18,008	$18,008
Building and building improvements	82,630	82,603
Site improvements	5,087	5,087
Furniture, fixtures, and equipment	2,973	2,959
Total gross investment in rental real estate properties	$108,698	$108,657
Less: Accumulated depreciation	(7,424)	(6,250)
Total investment in rental real estate properties, net	$101,274	$102,407

As of June 30, 2024 and December 31, 2023, we had invested in three rental real estate properties which consist of the following:

(1)	In December 2020, the Company directly acquired ownership of a wholly-owned subsidiary which purchased a residential subdivision consisting of 124 single-family rental homes and totaling approximately 197,000 rentable square feet (the “AP98 Property”) located in Conroe, TX, for a purchase price of approximately $32.3 million.

(2)	In April 2021, the Company directly acquired ownership of a majority-owned subsidiary, the West Kernan Investment, which purchased the West Kernan Property, for a purchase price of approximately $66.3 million.

(3)	In September, 2022, the Company acquired ownership of a wholly-owned subsidiary (the “A93 Investment”) located in Capitol Heights, MD in connection with the Merger, with a relative fair value of $9.0 million, excluding approximately $571,000 of intangible lease assets.

As of June 30, 2024 and December 31, 2023, the carrying amount of our investment in rental real estate properties included capitalized transaction costs of approximately $2.3 million, which includes acquisition fees paid to the Sponsor of approximately $1.3 million.

For each of the six months ended June 30, 2024 and 2023, the Company recognized approximately $1.2 million of depreciation expense on our investments in rental real estate properties.

6.	Intangible Lease Assets

The Company’s intangible lease assets consist of in-place leases and deferred leasing costs primarily related to acquisition of the A93 Property resulting from the Merger. In-place leases and deferred leasing costs are classified as “Intangible lease assets, net” on our consolidated balance sheets.

As of June 30, 2024 and December 31, 2023, in-place leases, net, were approximately $324,000 and $351,000, respectively. In-place lease assets are amortized over the life of the lease. For the six months ended June 30, 2024 and 2023 amortization of in-place lease assets was approximately $27,000 and $16,000, respectively, and is included in depreciation and amortization in the consolidated statements of operations.

As of June 30, 2024 and December 31, 2023, deferred leasing costs, net were approximately $122,000 and $132,000, respectively. Deferred leasing costs are amortized over the remaining term of the respective leases. For the six months ended June 30, 2024 and 2023, amortization of deferred leasing costs was approximately $10,000 and $6,000, respectively, and is included in depreciation and amortization in the consolidated statements of operations.

7.	Distributions

Distributions are calculated based on members of record each day during the respective distribution periods. During the six months ended June 30, 2024 and the year ended December 31, 2023, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $538,000 and $4.6 million respectively. Of the distributions declared during the six months ended June 30, 2024 and year ended December 31, 2023, approximately $235,000 and $3.3 million, respectively, were paid or reinvested. Approximately $303,000 and $1.3 million remained payable as of June 30, 2024 and December 31, 2023, respectively.

8.	Mortgages Payable

The following is a summary of the Company’s mortgages payable as of June 30, 2024 and December 31, 2023 (dollar amounts in thousands):

Borrower (1)	Interest Rate	Maturity Date	Balance at June 30, 2024	Balance at December 31, 2023
West Kernan Investment (2)	SOFR + 2.31%	06/01/2032	$40,550	$40,550
AP98 Investment (3)	SOFR + 2.46%	07/01/2032	$15,069	$15,069
A93 Investment (4)	SOFR + 2.46%	12/10/2025	$4,523	$4,555
Total			$60,142	$60,174

*	SOFR represents the Daily Simple Secured Overnight Financing Rate established per the loan agreement.

(1)	All mortgage loans are secured by the Company’s investments in rental real estate properties.

(2)	On May 25, 2022, the West Kernan Investment refinanced its $36.1 million mortgage loan via a $40.6 million Freddie Mac senior loan from KeyBank. The $40.6 million senior loan features a 10-year term and 5 years interest-only at a floating rate of 2.31% over SOFR. The remaining unamortized principal balance will be due at maturity. The Company is named as a guarantor in this loan agreement.

(3)	On June 2, 2022, the AP98 Investment refinanced its $17.5 million bridge loan via a $15.1 million Freddie Mac senior loan with Key Bank. The $15.1 million senior loan features a 10-year term and 5 years interest-only at a floating rate of 2.46% over SOFR. The remaining unamortized principal balance will be due at maturity. The Company is named as a guarantor in this loan agreement.

(4)	In connection with the Merger, the Company assumed a mortgage loan in the principal amount of $4.6 million secured by the A93 Investment. The mortgage loan required monthly, interest-only payments until December 10, 2023, with subsequent interest and principal payments through the maturity date. The loan contains various financial and non-financial covenants, such as general liquidity and net worth requirements. The Company is named as a guarantor in this loan agreement.

Debt issuance costs are being amortized over the loan term on the straight-line method, which approximates the effective interest method. Amortized debt issuance costs are reflected on the consolidated balance sheets as a reduction to the related mortgage payable. The carrying value of the unamortized debt issuance costs as of June 30, 2024 and December 31, 2023 were approximately $546,000 and $581,000, respectively. For each of the six months ended June 30, 2024 and 2023 amortization of debt issuance costs was approximately $35,000, and is included within interest expense in the consolidated statements of operations.

During the six months ended June 30, 2024 and 2023, we incurred interest expense related to mortgages payable of approximately $2.3 million and $2.0 million, respectively, which are recorded to “Interest expense, net” in our consolidated statements of operations.

The following table presents the future principal payments due under the Company’s mortgage loans as of June 30, 2024 (amounts in thousands):

Year	Amount
Remainder of 2024	$33
2025	4,490
2026	-
2027	434
2028	954
Thereafter	54,231
Total	$60,142

9.	Derivative Financial Instruments

During the year ended December 31, 2022, we entered into two interest rate cap agreements to manage our exposure to interest rate risk on our variable rate debt (see Note 8, Mortgages Payable). We paid a premium of approximately $288,000 for the interest rate cap related to the West Kernan Investment, which has a notional amount of approximately $40.6 million and a strike rate of 4.19%. Similarly, we paid a premium of approximately $159,000 for the interest rate cap related to the AP98 Investment, which has a notional amount of approximately $15.1 million and a strike rate of 3.79%.

We also assumed one interest rate cap agreement in connection with the Merger related to the A93 Investment. The interest rate cap instrument had a fair value at the time of the merger of $415,000 and has a notional amount of $4.6 million and a strike rate of 0.25%.

The interest rate cap instruments are not for trading or other speculative purposes.

During the six months ended June 30, 2024, we did not enter into any new derivative financial instruments.

All interest rate cap agreements mature in 2025. We have not designated the interest rate caps as cash flow hedges; therefore, the derivatives do not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate caps are recognized immediately through earnings. For the six months ended June 30, 2024, we recognized an unrealized (loss) gain on the interest rate cap instruments of approximately $(97,000), respectively, which is recorded as “(Decrease) increase in fair value of derivative financial instruments” in our consolidated statements of operations. During the six months ended June 30, 2024 and 2023, we recognized aggregate income of approximately $468,000 and $158,000, respectively, related to the interest rate caps, which are recorded as a reduction to “Interest expense, net” in our consolidated statements of operations. As of June 30, 2024 and December 31, 2023, approximately $38,000 and $39,000, respectively, of interest rate cap income was payable to the Company and was recorded net of the related accrued interest expense.

The fair value of our derivatives is estimated based on observable market inputs, such as interest rate, term to maturity and volatility, as well as unobservable inputs, such as estimates of current credit spreads. The fair value of our derivatives as of June 30, 2024 and December 31, 2023 are shown below (dollar amounts in thousands):

Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of June 30, 2024	Fair Value as of December 31, 2023
Interest Rate Cap – West Kernan Investment	$40,550	05/24/2022	06/01/2025	$366	$401
Interest Rate Cap – AP98 Investment	$15,069	06/01/2022	06/03/2025	$193	$215
Interest Rate Cap – A93 Investment	$4,560	09/01/2022	12/10/2025	$299	$339
Total derivative instruments				$858	$955

10.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amounts of cash and cash equivalents, restricted cash, other assets, and promissory notes to related parties reported in the consolidated balance sheets approximate their fair values because of the short maturity of these instruments.

The only financial instruments that are recorded at fair value on the consolidated balance sheets on a recurring basis are the derivative financial instruments. We value these financial instruments utilizing significant other observable inputs (Level 2). See Note 9, Derivative Financial Instruments, for further details on the net carrying amounts, fair values, and valuation inputs of these financial instruments.

As of June 30, 2024 and December 31, 2023, the net carrying amounts and fair values of other financial instruments were as follows (amounts in thousands):

	June 30, 2024		December 31, 2023
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Real estate debt investments	$9,247	$9,227	$8,982	$8,965
Total	$9,247	$9,227	$8,982	$8,965
Liabilities:
Mortgages payable	$60,142	$60,035	$60,174	$59,879
Total	$60,142	$60,035	$60,174	$59,879

Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument (see Note 2 – Summary of Significant Accounting Policies). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Real estate debt investments (Level 3): The fair value of our real estate debt investment is estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Differences between carrying value and fair value in the table above are due to the inclusion of interest revenue received in kind.

Mortgages payable (Level 3): The aggregate fair value of our mortgages payable principal balances are estimated using a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Differences between the carrying values of mortgages payable in the table above and the “Mortgages payable, net” in the consolidated balance sheets are due to unamortized deferred financing costs.

11.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager was reimbursed for offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Offering Costs for the amount of offering costs incurred and payable for the six months ended June 30, 2024 and 2023.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utility costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2024 and 2023, the Manager incurred approximately $30,000 and $1,000 of costs on our behalf, respectively. Approximately $2,000 and $5,000 were due and payable as of June 30, 2024 and December 31, 2023, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our net asset value (“NAV”) at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may, in its sole discretion, waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived. During the six months ended June 30, 2024 and 2023, we have incurred investment management fees of approximately $977,000 and $1.1 million, respectively. As of June 30, 2024 and December 31, 2023, approximately $483,000 and $544,000, respectively, of investment management fees remain payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2024 and December 31, 2023, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the six months ended June 30, 2024 and 2023, no special servicing fees have been incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of June 30, 2024 and December 31, 2023, no disposition expenses are payable to the Manager. For the six months ended June 30, 2024 and 2023, no disposition expenses have been incurred.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2024 and 2023, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 20,505 shares as of June 30, 2024 and December 31, 2023, respectively. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 653 shares as of December 31, 2023 and 2022, respectively.

During each of the six months ended June 30, 2024 and 2023, the Sponsor incurred approximately $51,000 of operating costs on our behalf, respectively. Approximately $2,000 and $1,000 were due and payable as of June 30, 2024 and December 31, 2023, respectively.

For the six months ended June 30, 2024 and 2023, the Company paid no acquisition fees to the Sponsor related to investments in real estate properties.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of both June 30, 2024 and December 31, 2023, we have contributed approximately $16.8 million for a 26.1% ownership in National Lending. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs, including us, who have contributed in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs in order to secure short-term bridge financing. All transactions between National Lending and the affiliated eREITs are reviewed by the Independent Manager.

The following is a summary of the promissory notes issued by National Lending to the Company as of June 30, 2024 and December 31, 2023 (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Maturity Date	Balance at June 30, 2024	Balance at December 31, 2023
2024 – A	$7,000	6.50%	03/28/2025	$7,084	$-
2024 – B	$3,600	6.50%	06/28/2025	$3,602	$-
				$10,686	$-

For the six months ended June 30, 2024 and 2023, the Company incurred approximately $86,000 and $0, respectively, in interest expense on related party notes with National Lending. As of June 30, 2024 and December 31, 2023, we had outstanding accrued interest of approximately $86,000 and $0, respectively, due to National Lending.

12.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

13.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being significant to us.

Liquidation Support

Our target liquidating distribution is equal to a 20.00% average, annual non-compounded return as calculated and described below. Our Manager has entered into an agreement to make a payment to us of up to $500,000 if the distributions we pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20.00% average annual non-compounded return. More specifically, our Manager will make the following payments to us upon liquidation if we are unable to achieve an average annual non-compounded return of at least 20.00%:

Average Annual Non-Compounded Return	Liquidation Support Payment
17.00% or less	$500,000
17.10% to 18.00%	$400,000
18.10% to 19.00%	$300,000
19.10% to 19.90%	$200,000
20.00% or greater	$-

14.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 12, 2024 for potential recognition or disclosure.

Proposed Merger

We filed a preliminary offering circular with the SEC on August 9, 2024 reflecting our proposed merger with Fundrise eFund, LLC (“Fundrise eFund”), in which the Company would be the surviving entity. In connection with the proposed merger, it is intended that the Company will issue to shareholders of Fundrise eFund common shares of the Company based on an agreed upon exchange ratio. Please refer to the preliminary offering circular for more information. The proposed merger may not be consummated on the anticipated terms or timeline, or at all, and may not result in the expected benefits.

Offering

Effective August 8, 2024, the Manager closed the Offering while we undertake the Proposed Merger with Fundrise eFund as further described above. During the period from July 1, 2024 through September 12, 2024, the Company issued approximately 9,000 common shares for gross offering proceeds of approximately $155,000, which included any private placements to third parties.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
2.2*	Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Form 1-SA on September 22, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular on Form 1-A filed with the SEC on July 28, 2021)
6.1*	Form of License Agreement between Fundrise Equity REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
6.2*	Form of Liquidation Support Agreement between Fundrise Equity REIT, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
6.4*	Form of Servicing Agreement between Fundrise Equity REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Offering Circular on Form 1-A/A on December 30, 2015)
6.5*	Form of Agreement of Merger and Plan of Reorganization between Fundrise Equity REIT, LLC and Fundrise Balanced eREIT, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s Form 1-A on July 8, 2022)
6.6*	Form of Agreement and Plan of Merger between Fundrise Equity REIT, LLC and Fundrise eFund, LLC

*	Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 12, 2024.

Fundrise Equity REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 12, 2024
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of
Alison A. Staloch	Fundrise Advisors, LLC	September 12, 2024
(Principal Financial Officer and
Principal Accounting Officer)